UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 5)

GasLog Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G37585109

(CUSIP Number)

Peter G. Livanos
c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
98000, Monaco

Copies to:

William P. Rogers, Jr., Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 +1 (212) 474-1000 (telephone number) +1 (212) 474-3700 (facsimile number)	Charles Lubar, Esq. Morgan, Lewis & Bockius LLP Condor House 5-10 St. Paul’s Churchyard London, ENGLAND EC4M 8AL +44 (0)20 3201 5531 (telephone number) +44 (0)20 3201 5001 (facsimile number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS
Peter G. Livanos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece and the United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
31,403,442

	8	SHARED VOTING POWER
541,000

	9	SOLE DISPOSITIVE POWER
31,403,442

	10	SHARED DISPOSITIVE POWER
541,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,944,442

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS
Ceres Shipping Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,727,014

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
29,727,014

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,727,014

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS
Blenheim Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,727,014

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
29,727,014

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,727,014

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Explanatory Note

The purpose of this Amendment No. 5 (this “Amendment No. 5”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission on June 29, 2012 (the “Original Schedule 13D”), as amended on March 13, 2014, April 16, 2014, September 26, 2014 and March 26, 2015 (as amended, the “Amended Schedule 13D”) is to (i) update the officer information for Ceres Shipping Ltd. in Item 2 and (ii) update the disclosure under Item 6 to reflect Blenheim Holdings Ltd.’s pledge of an additional 1,250,000 common shares of GasLog Ltd. (“Shares”) to secure its obligations under the previously disclosed Margin Loan Agreement.

Except as set forth below, all Items in the Amended Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 5 and not otherwise defined shall have the respective meanings assigned to such terms in the Amended Schedule 13D.

Item 2. Identity and Background

Item 2 is amended and restated as follows:

Reporting Person/ Director/Officer/Control Person of a Reporting Person	Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Peter G. Livanos	c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco	Greece and United Kingdom	GasLog Ltd. c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Chairman Ceres Shipping Ltd. Clarendon House 2 Church Street, Hamilton, Bermuda Chairman and sole shareholder	international owner, operator and manager of LNG carriers holding company that has interests in tankers, dry bulk carriers and containerships
Ceres Shipping Ltd.	Clarendon House 2 Church Street Hamilton, Bermuda	Bermuda	N/A	See above
Directors
Peter G. Livanos	See above	See above	See above	See above
Bruce L. Blythe	Minera Mews London SW1W 9JD	U.S.A. and United Kingdom	GasLog Ltd. c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Director	See above

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
				Ceres Shipping Ltd. Clarendon House 2 Church Street Hamilton, Bermuda Director	See above
Jean Haramis		c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco	Switzerland	Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Managing Director	family office
Officers
Chairman	Peter G. Livanos	See above	See above	See above	See above
Vice Chairman	Bruce L. Blythe	See above	See above	See above	See above
Secretary	Codan Services Ltd.	Clarendon House 2 Church Street Hamilton, Bermuda	Bermuda		local agents
Chief Financial Officer	Athanasios Thanopoulos	c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco	Greece	DryLog Ltd. c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Chief Financial Officer	holding company that has interests in international operators of dry bulk vessels and in dry bulk carriers
Blenheim Holdings Ltd.		c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco	Bermuda	N/A	holding company
Directors
Peter G. Livanos		See above	See above	See above	See above
Bruce L. Blythe		See above	See above	See above	See above
Stanislao Faina		c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco	Italy	C Transport Maritime S.A.M. Gildo Pastor Center 7 rue du Gabian 98000, Monaco Legal and Corporate	international operator and manager of dry bulk carriers

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Officers
Secretary	Codan Services Ltd.	See above	See above	See above	See above

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to include the following statement:

On August 7, 2015, the Borrower entered into an Amendment and Restatement Agreement relating to the Margin Loan Agreement (as amended, the “Amended and Restated Margin Loan Agreement”) with the Lender and pledged an additional 1,250,000 Shares to secure its obligations under the Amended and Restated Margin Loan Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2015

Peter G. Livanos

By:	/s/ Peter G. Livanos

Ceres Shipping Ltd.

By:	/s/ Peter G. Livanos
Name: Peter G. Livanos
Title: Director

Blenheim Holdings Ltd.

By:	/s/ Peter G. Livanos
Name: Peter G. Livanos
Title: Director